FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of January 2009

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached hereto is the script of Registrant’s conference call held January 5, 2009 regarding the signing of new agreements with Colombian Ministry of Communications.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant) By: /s/ Rachel Prishkolnik —————————————— Rachel Prishkolnik Corporate Secretary

Dated January 8, 2009

CONFERENCE CALL SCRIPT
January 2009

Andrea Costa

Good morning and good afternoon. Thank you for joining us today for Gilat’s conference call. A recording of the call will be available beginning at approximately 12:00 PM Eastern Time, today, January 5, 2009 until January 7, 2009 at 12:00 PM.

Investors are reminded that statements made on this call that are not historical facts may be deemed forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All forward-looking statements, including statements regarding future financial operating results involve risks, uncertainties and contingencies, many of which are beyond the control of Gilat and which may cause actual results to differ materially from anticipated results. Gilat is under no obligation to update or alter our forward-looking statements whether as a result of new information, future events or otherwise and we expressly disclaim any obligation to do so. More detailed information about risk factors can be found in our reports filed with the Securities & Exchange Commission.

That said, on the call this morning is Amiram Levinberg, Gilat’s Chairman of the Board and Chief Executive Officer and Ari Krashin, Chief Financial Officer. Amiram please go ahead.

Amiram

Thank you, Andrea. Happy new year and good day everyone.

Given that the impasse with the Colombian government has been one of the dominant issues in our recent conference calls, we thought it would be appropriate now that the new agreements have been signed to have a brief call to provide you with some details regarding the new situation.

As you can imagine, it is a big relief to have these agreements signed. While the Colombian ministry of communications spoke to us over two years ago about the need to amend the agreements in a manner that better meets the needs of the Colombian rural population, the process of negotiating these agreements and then getting them signed took longer then we expected and longer then the Colombian government had said it would take.

Since the third quarter of 2007, we have informed you that we were re-negotiating with the Colombian Government certain terms of the contracts relating to its networks, including the operational indicators criteria in a manner that better reflects the economic and social conditions in the areas in which service is provided.

These negotiations were finally completed on September 25, 2008 and the parties were to have signed agreements immediately, enabling the release of the restricted cash to the Company over time. Despite the readiness of the agreement for signature, FONADE, the government entity which serves as project manager of these projects and was part of the negotiations, resisted signing the agreements claiming their desire to make new and significant modifications to the negotiated documents. In our last conference call, less then two months ago, we explained that we were no longer confident that there would be an amicable resolution to the matter at hand.

As per the decision of the President of Colombia, the agreements were reviewed by Colombia’s controlling entities, including the comptroller’s office, and the agreements were published on the government’s website for review. After further negotiations, as well as receiving the input of the controlling entities and the assistance of the US chamber of commerce, the US secretary of commerce and the US embassy in Colombia, we were able to get all parties to the negotiating table and conclude the agreements which were finally signed on December 30, 2008.

As we have said, the agreed changes will entail the removal of thousands of telephony sites which are no longer needed or used by the rural population in Colombia and the upgrade of technology, primarily in existing sites, entailing additional capital expenditure and other costs to be borne by Gilat, estimated at approximately $9 million. We will incur some of this cost in the fourth quarter of 2008, with a corresponding negative effect on our cash flow and P&L. Assuming we meet the new upgrade installation deadlines and network requirements, including the new traffic indicators, we expect that most of the $24 million currently held in the trusts, for the subsidy of Compartel II TLC and TRC projects will be released during 2009, with any remaining amount to be released in 2010.

Upon the release of restricted cash, we will once again be able to recognize the revenues related to the Compartel II TLC and TRC projects over the term of the respective agreements. The amount of revenues that will be recognized during these projects will not exceed the amount of restricted cash released.

The Compartel II TLC and TRC projects will continue through October 2009. Our commitment to provide services under the Compartel I project will remain through 2010. Once we complete our contractual commitment for required services, we will need to evaluate the viability of continuing to service these networks. This evaluation will depend on whether we are able to generate profits from the network traffic.

Needless to say, we are very pleased to have these newly negotiated agreements signed. We are confident that they will enable us to offer better services to the rural areas in Colombia that are in greater need for our technology while also allowing us to receive payment for the services being provided.

That concludes our report.

We would now like to open the floor for questions which we ask that you limit to the subject matter at hand, namely on the newly negotiated agreements in Colombia, if there are any. Operator?

Operator

(Operator instructions) The first question is from Jonathan Ho, William Blair. Please go ahead, sir.

Jonathan Ho – William Blair

Hi, good morning. Can you give us a little bit more color on how you expect the revenue to be recognized in 2009? Namely, is it going to be relatively evenly divided between quarters or do you expect it to be somewhat concentrated in the beginning?

Ari Krashin

Jonathan, this is Ari. Basically – again, it should be somewhat split evenly during – would go through Q2, Q3, and Q4 probably, again with the limitation of the amount of restricted cash that would be released over the year. But basically we are not through – we won’t exceed the amount of revenues that we recognize if we haven’t released all the cash. Let’s say, in Q2 it would be capped by the restricted cash amount, but more or less it should be evenly split between Q2, Q3 and Q4.

Jonathan Ho – William Blair

Okay. And I guess one of the things that we wanted to better understand is that, is this still going to be a relatively break even proposition? Can you talk about sort of the impact of the margins and what do you expect on that side?

Amiram Levinberg

I can start and then Ari can fill in. Hi, Jonathan, this is Amiram. If you remember, in 2008, we said we include $3.7 million worth of the expenses related to this project. So when you try to compare 2009 to 2008, the difference would be, in principle, we have revenues to be recognized from these networks, namely TLC and TRC part of Compartel II versus the CapEx to be depreciated over the period of the service. So, for example, if we would have, say, $6 million to be depreciated in 2009 and if you take the optimistic assumption that all money could be released in 2009, then the difference between the two, 24 minus 6, will be, if you like, the difference between 2000 – the marginal difference of 2009 as compared to 2008. And obviously, if the revenue recognition would be longer than 2009, then you will see a smaller effect in comparison between the two years. Do you want to add something to that, Ari, or–?

Ari Krashin

No.

Amiram Levinberg

Okay. So, Jonathan, does this kind of answer?

Jonathan Ho – William Blair

Yes. So there is no other cost associated outside of the CapEx expenditures? Is that what your answer is saying to some degree or these costs were already in place at that point?

Amiram Levinberg

No, I think there are the costs, but it seems we have an operation running, only the government did not pay for these services or did not allow to release money from the restricted cash. In reality, again, as in a broad kind of general statement, I would say, assume we keep the same level of expenses, yes, so the difference really is the depreciation and amortization of the CapEx in 2009 as compared to the recognized revenues, which will be very proportional, if you like, with the money released from the trust.

Jonathan Ho – William Blair

Okay. And so after the agreement expires in 2010 and this $24 million is paid, I mean, can you talk about what your thinking is right now about what’s going to happen? Do you expect to renegotiate another contract, or is this kind of purely based on whether it’s going to be a profitable network operation at that point?

Amiram Levinberg

Well, it’s difficult to say whether we can negotiate with the government for any extension of the Compartel II projects, namely TLC and TRC. And as I said, we are committed to continue with Compartel I in 2010 in any event. And in reality we will have to measure the revenues from traffic versus the expenses. And in addition to that, if we can extend any contracts with the Colombian government, as you know, we have experience, though, that says that we shouldn’t take too many focus on this kind of negotiations, I believe. And with regard to the level of saved, the level of traffic is fairly low in Colombia, generally speaking, up until now, might change after we make all of these changes to the network. But up until now, it’s fairly low. Contrary to the situation in Peru where we have significant traffic revenues, in Colombia, that is not the case up until now.

Jonathan Ho – William Blair

Great, great. My last question is just to be clear with regard to the breakup fee. I think it was about $28 million in the prior contract. Is that now not included in the new contract?

Amiram Levinberg

Well, the new – the way it works is that when we signed the contract with the government back in ‘99 and 2002, there were performance bonds associated with these contracts. The performance bond is insured by insurance companies, local Colombian insurance companies. And the way it works is that if the government decides that you do not perform and the government would like to go to some termination process, then if the right process has been implemented in Colombia, eventually they can get to the insurance company who in turn eventually will get to us. In the last conference call, we said that the current level of this insurance bond was estimated at $27 million and we said that if there will be termination with the Colombian government, that might be the case, which means they might go after the insurance company who might go after us. Now we still have performance bond and we still have insurance, which by the way we still need to formally renew with these insurance companies. In practicality, if we perform we are obviously off the hook and the performance bond goes down as a function of time, and by the end of these contracts, obviously sometime in 2011, if you like, a few months after the last service should have been granted, this insurance policy terminates.

Jonathan Ho – William Blair

Great. Thank you.

Amiram Levinberg

Okay. No problem, Jonathan.

Operator

Thank you. (Operator instructions) The next question is from Nikos Panagiotropolis [ph] of HBK. Please go ahead. Nikos, please go ahead.

Nikos Panagiotropolis – HBK

Good morning. I was wondering if you could give us an update on your plans about that cash utilization going forward, you’ve been with the stock trades vis-à-vis your cash balances?

Amiram Levinberg

Nikos, could you be a bit more specific? Well, you know what, I will try to imagine what you meant by that and then you’d probably –

Nikos Panagiotropolis – HBK

Okay.

Amiram Levinberg

If I was wrong about it, then you correct me. I think that the investors are looking at the cash position from two perspectives. Some investors would like the company to maybe use some of this cash to buy back stock, and some others would like us to use some of our cash in order to maybe make an acquisition. I think that we – generally speaking, we have informed you in the past on many occasions that we are looking into acquisition opportunities and maybe this is the good time to do that. And with regards to buyback of shares, we’ve looked at that and we continue looking at that. And if and when we decide to do so, we will obviously inform you.

Nikos Panagiotropolis – HBK

That answers the question. The other one – the other question that I have is, in terms of going after the termination fee from the merger agreement, I haven’t seen an update on the legal, on the status of the lawsuit. There is a lawsuit in Israel, but there is no lawsuit in the US. Is that right?

Amiram Levinberg

Yes, it is right. There is a lawsuit in Israel; no lawsuit in the US. Not too many updates at this point in time. In any event, this call was not really meant to go any wider than the Colombian issue. We just wanted to keep you up to speed with all the details of Colombia, but there is not too much news on the lawsuit, which is in Israel and obviously not related to these new agreements with Colombia.

Nikos Panagiotropolis – HBK

Thank you.

Operator

Thank you. There are no further questions at this time. Mr. Levinberg, would you like to make your concluding statement?

Amiram Levinberg

Yes. I would just like to thank you for joining us today for this call. Good afternoon and good bye.

Operator

Thank you. This concludes the Gilat Satellite Networks conference call. Thank you for your participation. You may go ahead and disconnect.